

Mail Stop 4628

October 28, 2016

Charles C. Ward
Chief Financial Officer
Sanchez Production Partners LP
1000 Main Street, Suite 3000
Houston, Texas 77002

Re: **Sanchez Production Partners LP**
        Amendment No. 1 to Registration Statement on Form S-1
        Filed October 7, 2016
        File No. 333-213219
        Form 8-K
        Filed October 7, 2016
        File No. 001-33147

Dear Mr. Ward:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Cover Page

1.   You revised to disclose that you expect the public offering price "will be between $16.00 and $18.00 per common unit." We further note the material disparity between this price range and the last reported sales price on the NYSE MKT which you disclose of as $10.66 per unit. Accordingly, please describe in your prospectus the various factors considered in determining the offering price. See Item 505(a) of Regulation S-K.

Form 8-K Filed October 7, 2016

EWI Purchase and Sale Agreement, page 2

2.   We note disclosure stating the proved reserves estimates were prepared by "the Seller's reserve engineers." Please revise your disclosure to clarify if such estimates were prepared by personnel of the Seller or by an independent third party engineering firm. As this Form 8-K is incorporated by reference into your registration statement on Form S-1, if the latter, please obtain and file a consent of the preparer as an exhibit to your registration statement.

3.   We also note disclosure stating the proved reserves estimates are "based on benchmark prices and certain future cost variability." Please provide us with an explanation of the basis for the prices and costs used in the estimate and tell us if the 2,136 MBoe of "estimated proved reserves" disclosed in your filing meet the requirements for prices and costs under Rule 4-10(a)(22)(v) of Regulation S-X and disclosure as proved reserves under Rule 4-10(a)(22) of Regulation S-X. If the estimates do not meet the requirements under Rule 4-10(a) of Regulation S-X, please revise your disclosure to state clearly that the estimates do not conform to the SEC requirements and the reason(s) for this non-conformance.

4.   Please revise your disclosure to clarify the effective date of the estimated proved reserves quantities disclosed in your filing.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ron Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources